UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Item 5.07. Submission of Matters to a Vote of Security Holders.

On July 22, 2025, Anghami Inc. (the “Company”) held an extraordinary general meeting of its shareholders (the “Meeting”). At the Meeting, holders of a total of 36,985,507 ordinary shares, constituting approximately 55.30% of the Company’s outstanding ordinary shares, were present in person or by proxy and constituted a quorum. The Company has met the quorum requirement for its Meeting, which is at least one (1) holder holding more than one-third (1/3) of the shares entitled to vote as of the record date of July 16, 2025.

At the Meeting, the Company’s shareholders approved the sole matter on the agenda, a proposal to allow the Company’s board of directors to effect a reverse stock split of the Company’s ordinary shares and warrants at a ratio of 1-for-10, whereby all issued and outstanding, and all authorized but unissued, ordinary shares, par value $0.0001, of the Company, will be consolidated on a 1-for-10 basis, into a lesser number of ordinary shares, par value $0.001 per share, of the Company (the “Reverse Split Proposal”).

The affirmative vote of a majority of the ordinary shares of the Company present and voting at the Meeting (excluding abstentions) was required to approve the Reverse Split Proposal.

Set forth below are the final voting results for the Reverse Split Proposal, evidencing the approval:

For	Against	Abstain
36,985,507	0	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.

Date: July 22, 2025	By:	/s/ Elias Habib
	Name:	Elias Habib
	Title:	Chief Executive Officer